

USAA INVESTMENT SERVICES COMPANY

FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2023

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SEC FILE NUMBER
8-41241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: USAA Investment Services Company

TYPE OF REGISTRANT (check all applicable boxes).
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS. (Do not use a P.O. box no.)

9800 Fredericksburg Road
(No and Street)

San Antonio	TX	78288
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William S. White	(210) 620-7247	bill.white1@usaa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

One Manhattan West, 401 9th Avenue	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	*(PCAOB Registration Number, if applicable)*

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption See 17 CFR 240 17a-5(e)(1)(ii), if applicable

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William S White _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of USAA Investment Services Company _____, as of December 31 _____, 2 023 ___, is true and correct I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature.

Title:

President, USAA Investment Services Company

See attached Jurat

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition
- ☐ (b) Notes to consolidated statement of financial condition
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210 1-02 of Regulation S-X)
- ■ (d) Statement of cash flows
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors
- ■ (g) Notes to consolidated financial statements
- ■ (h) Computation of net capital under 17 CFR 240 15c3-1 or 17 CFR 240.18a-1, as applicable
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240 15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240 15c3-3
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240 15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240 15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition
- ■ (q) Oath or affirmation in accordance with 17 CFR 240 17a-5, 17 CFR 240 17a-12, or 17 CFR 240 18a-7, as applicable
- ☐ (r) Compliance report in accordance with 17 CFR 240 17a-5 or 17 CFR 240.18a-7, as applicable
- ■ (s) Exemption report in accordance with 17 CFR 240 17a-5 or 17 CFR 240.18a-7, as applicable
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240 17a-5, 17 CFR 240.18a-7, or 17 CFR 240 17a-12, as applicable
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240 18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240 17a-5 or 17 CFR 240 18a-7, as applicable
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240 15c3-1e or 17 CFR 240 17a-12, as applicable
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k)
- ☐ (z) Other. _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Jurat for Oath

State of Texas

County of Bexar

Sworn to (affirmed) and subscribed before me this __12th___ day of __April_____,
2024, by _____William S. White_____
                        Name of signer



Signature of Notary Public

_____Terri Jo Salinas _____
Printed Name of Notary

Notary Public, State of Texas


TERRI JO SALINAS
Notary Public, State of Texas
Comm Expires 04-30-2026
Notary ID 124263448

[NOTARY SEAL]

Ernst & Young LLP
Suite 1901
111 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of USAA Investment Services Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of USAA Investment Services Company (the Company) as of December 31, 2023, the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included

A member firm of Ernst & Young Global Limited



Ernst & Young LLP
Suite 1901
111 West Houston Street
San Antonio, TX 78205

Tel: +1 210 228 9696
Fax: +1 210 242 7252
ey.com

determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 2004

April 15, 2024

USAA INVESTMENT SERVICES COMPANY

Statement of Financial Condition

December 31, 2023

(Dollars in thousands, except share and per share amounts)

Assets

Cash	$	58,421
Current income tax receivable		1,453
Receivable from affiliates, net		102
Other assets		1,524
Total assets	$	61,500

Liabilities and Stockholder's Equity

Liabilities:

Payable to affiliates, net	$	1,099
Accrued personnel expenses		316
Accounts payable and accrued expenses		2
Other liabilities		360
Deferred income taxes payable		10
Deferred revenue		23,800
Total liabilities		25,587

Stockholder's Equity:

Common stock, $0.01 par value; 1,000 shares authorized;	
100 shares issued and outstanding, voting	1
Preferred stock, 50,000 shares authorized;	
0 shares issued and outstanding	—
Additional paid-in capital	83,815
Accumulated deficit	(47,903)
Total stockholder's equity	35,913
Total liabilities and stockholder's equity	$ 61,500

See accompanying notes to financial statements.

USAA INVESTMENT SERVICES COMPANY

Statement of Operations

Year Ended December 31, 2023

(Dollars in thousands)

Revenues		
Brokerage referral fees	$	20,906
Interest income		2,741
Total revenues		23,647
Expenses		
Advertising		3,850
Administrative services		5,082
Technology and communications		1,878
Compensation and benefits		1,613
Professional services		2,705
Insurance and bonds		822
Broker dealer, license and filling fees		560
Other operating expenses		1,723
Total expenses		18,233
Income before income taxes		5,414
Income tax benefit		(25)
Net income	$	5,439

See accompanying notes to financial statements.

USAA INVESTMENT SERVICES COMPANY

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2023
(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2023	$ 1	$ 89,089	$ (53,342)	$ 35,748
Net income	—	—	5,439	5,439
Return of capital to ICORP	—	(10,000)	—	(10,000)
Capital contribution[1]	—	4,726	—	4,726
Balance at December 31, 2023	$ 1	$ 83,815	$ (47,903)	$ 35,913

[1]Amount represents settlement under the tax allocation agreement for use of separate company losses in the consolidated tax return for USAA. See Note 2, Significant accounting policies and pronouncements, Section B, for additional information.

See accompanying notes to financial statements.

USAA INVESTMENT SERVICES COMPANY

Statement of Cash Flows

Year Ended December 31, 2023

(Dollars in thousands)

Cash flows from operating activities

Net income	$	5,439
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred revenue earned		(16,800)
Net change in:		
Current income tax receivable		250
Other assets		41
Receivable from Schwab		224
Receivable from affiliates, net		980
Payable to affiliates, net		(602)
Accrued personnel expenses		12
Accounts payable and accrued expenses		(31)
Other liabilities		(463)
Net cash used in operating activities		(10,950)
Cash flows from investing activities		
Net cash provided by investing activities		—
Cash flows from financing activities		
Capital contribution		4,726
Return of capital to ICORP		(10,000)
Net cash used in financing activities		(5,274)
Net decrease in cash		(16,224)
Cash at beginning of year		74,645
Cash at end of year	$	58,421
Supplemental disclosure:		
Income taxes received	$	(263)

See accompanying notes to financial statements.

USAA INVESTMENT SERVICES COMPANY

Notes to Financial Statements

(Dollars in thousands)

(1) Nature of operations and basis of presentation

A. USAA Investment Services Company, ("ISCO", also referred to as "we", "us", or "our" unless otherwise denoted), is a wholly-owned subsidiary of USAA Investment Corporation ("ICORP"), which is a wholly-owned subsidiary of USAA Capital Corporation ("CapCo"), which in turn is a wholly-owned subsidiary of United Services Automobile Association ("USAA").

ISCO is a registered investment adviser and broker-dealer with the United States Securities and Exchange Commission ("SEC"), and a member of Financial Industry Regulatory Authority, Inc.

ISCO provides limited financial planning for which no fee is charged to any customer, referral and marketing services on behalf of Charles Schwab & Co., Inc., a registered investment adviser and broker-dealer, and Victory Capital Services ("Victory"), a registered broker-dealer. Mutual Fund referrals to Victory ended effective April 2023.

B. Basis of presentation

The accompanying financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. These estimates are based on information available as of the date of the financial statements. Therefore, actual results could differ from those estimates.

(2) Significant accounting policies and pronouncements

Our significant accounting policies are discussed in the paragraphs detailed below and in Note 3 - Revenue.

A. Cash

Cash consists of funds on deposit with external financial institutions insured by the Federal Deposit Insurance Corporation. Amounts on deposit may exceed federally insured levels. We do not believe that we are exposed to significant risk on cash. ISCO had interest-bearing cash of $55,421 as of December 31, 2023.

B. Income taxes

ISCO is included in the consolidated federal income tax return filed by USAA. Taxes are allocated to the separate subsidiaries of USAA based upon a tax allocation agreement, whereby subsidiaries receive a current benefit to the extent that their losses are utilized by the consolidated group. However, for separate company financial statement purposes, our accounting policy is to report taxes on a separate company reporting basis. To the extent losses are utilized in the consolidated tax return, settlement under the tax allocation agreement for use of such losses are treated as capital contributions. Refer to the Statement of Changes in Stockholder's Equity for additional information. Separate company current taxes are computed at a 21% rate on regular taxable income adjusted for any consolidated benefits allocated to the subsidiaries.

Deferred income taxes are recognized for the federal and state tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or

(Dollars in thousands)

all of the deferred tax asset will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

We file separate company state tax returns or are included in unitary state returns, where applicable. State income taxes are allocated to state group members based on a tax allocation agreement for unitary jurisdictions and directly allocated for separate jurisdictions. The resulting state income taxes are reflected in the Statement of Operations.

Interest expense and interest income attributable to uncertain tax positions are recognized as a component of pre-tax income and expense. Penalties are classified as a component of income tax expense.

The Inflation Reduction Act was enacted on August 16, 2022, which among other provisions, implements a new Corporate Alternative Minimum Tax ("CAMT") based on average financial statement income, and is effective for tax years beginning after December 31, 2022. While USAA is subject to CAMT due to meeting the defined thresholds, this new tax legislation did not have an impact to USAA's financial position or results of operations for the year ended December 31, 2023.

C. Advertising

Advertising costs are expensed as incurred. Advertising expense was $3,850 for the year ended December 31, 2023 and is disclosed in the Statement of Operations. Advertising consisted of radio, direct mail, social media, digital video, online digital display, and search engine advertising. Production costs are part of the expense.

D. New accounting pronouncements issued but not yet effective

During 2023, the following accounting pronouncements were issued but are not yet effective:

- Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280);*
- ASU 2023-09, *Income Taxes (Topic 740)*

Information about these accounting updates are described in more detail below.

ASU 2023-07 improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments are applicable to public entities, including those public entities that have a single reportable segment. ISCO is a public entity with a single reportable segment. The new accounting guidance is effective on a prospective or retrospective basis for annual periods beginning January 1, 2024, with early adoption permitted. We are in the process of implementing this ASU.

ASU 2023-09 requires all entities that are subject to Topic 740, Income Taxes, on an annual basis disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. This ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The new accounting guidance is effective on a prospective or retrospective basis for annual periods beginning after December 15, 2024, with early adoption permitted. Additional disclosures will be required under the new pronouncements, however the impact will vary based on activity each year. We are in the process of analyzing the impacts of this ASU on our financial statement disclosures.

(3) Revenue

Revenue is recognized when obligations under the terms of a contract with our customers are satisfied; generally, this occurs with the transfer of services. Costs associated with obtaining and fulfilling contracts are expensed as incurred. Our contracts do not contain significant financing components and we have elected to

(Dollars in thousands)

exclude all taxes from the measurement of the transaction price for revenue recognition consideration. In determining whether we are a principal or agent in a contract, we evaluate whether we have control of the specified service prior to its transfer to the customer. We have determined that we maintain control prior to transfer of the service, and serve as a principal in all contracts with customers, thus, associated revenue is presented gross in the accompanying financial statements.

Interest income is earned from funds on deposit with financial institutions. Income is recognized monthly as earned.

Brokerage referral fees represent fees charged for the long-term brokerage referral agreement with Schwab Holdings, Inc. ("Schwab") and member referral for the partial year of mutual fund referral services to Victory made on behalf of ICORP.

The revenue associated with the mutual fund referral services to Victory is contractually limited to the incurred costs to provide such services. These incurred costs are reimbursed by ICORP, which in turn, receives consideration from Victory.

We fulfill our performance obligation on a continuous basis and recognize revenue over time as services are rendered. Referral revenue from Schwab includes fixed and variable components, related to amortization of deferred revenue and referral fees, respectively. Revenue received from ICORP for referral services provided to Victory is considered variable. See Note 4 - Related party transactions, Section A, for more detail.

Receivables associated with Schwab referral fees are settled after the end of the calendar year. Accounts receivable balances from contracts with customers are included in either *Other assets* on the Statement of Financial Condition for Schwab referral fees or *Receivable from affiliates, net* for Victory referral fees from ICORP. Schwab referral fees receivable totaled $1,243 at January 1, 2023 and $1,019 at December 31, 2023. See Note 4 - Related Party transactions, Section A, for Victory referral fee detail. Based on historical collections, an allowance for credit loss was not deemed necessary at December 31, 2023. Receivables from contracts with customers do not contain expressed or implied warranties, and our customers do not have refund privileges. On May 26, 2020, we recognized deferred revenue as contract liabilities in the amount of $84,000 as part of the long-term brokerage referral agreement with Schwab. Deferred revenue is being recognized on a straight-line basis over five years, beginning in June 2020. At December 31, 2023, the unamortized balance of $23,800 is included in *Deferred revenue* on the Statement of Financial Condition. The structure of our revenue agreements do not result in the recognition of contract assets as of December 31, 2023.

Revenue from contracts with customers generally falls into two categories:

- USAA Affiliates
- Third Parties

USAA Affiliates are subsidiaries of USAA. We contract for services at terms that we believe are reasonable and in accordance with regulatory guidelines.

Third Parties are all other customers which are not members or subsidiaries of USAA.

(Dollars in thousands)

The following table disaggregates our revenue for the year ended December 31, 2023 by primary attributes:

	USAA Affiliates	Third Parties	Total
Customer contracts			
Brokerage referral fees	$ 3,084	$ 17,822	$ 20,906
Other			
Interest income	—	2,741	2,741
Total revenue	$ 3,084	$ 20,563	$ 23,647
Timing of service delivery - over time			
Brokerage referral fees	$ 3,084	$ 17,822	$ 20,906
Transaction pricing - fixed			
Brokerage referral fees	$ —	$ 16,800	$ 16,800
Transaction pricing - variable			
Brokerage referral fees	3,084	1,022	4,106
Total customer contract revenue	$ 3,084	$ 17,822	$ 20,906

(4) Related party transactions

A. General operations

USAA

We have contracted for certain services from USAA and certain of its subsidiaries, such as rental of office space, utilities, mail processing, data processing, printing, salaries, employee benefits, marketing, and corporate staffing services. Accordingly, we pay for these various services, and amounts owed are included in *Payable to affiliates, net,* and are settled monthly. The contracted services and allocations are based upon various formulas and agreements with the net amounts included in expenses. These expenses are recognized within the various Statement of Operations lines to which the services pertain.

Life Co.

We have contracted with USAA Life Insurance Company ("Life Co.") to receive certain services in support of our referral business model. Services include management and operations support as well as referral work performed by Life Co. employees. Accordingly, we pay for these various services, and amounts owed are included in *Payable to affiliates, net,* and are settled monthly. The contracted services and allocations are based upon various formulas and agreements and the amounts are included in *Other operating expenses* in the Statement of Operations.

CapCo

Under the terms of an intercompany funding agreement, as well as a separate Written Consent to Action by the Board of Directors, we are authorized to borrow up to $20,000 from CapCo. Borrowings under CapCo's intercompany funding agreement are made for short-term liquidity purposes. There were no borrowings during 2023. There is no commitment fee associated with this affiliate funding agreement.

FSB

We have contracted to provide certain record retention services pursuant to an agreement with USAA Federal Savings Bank ("FSB"), a wholly-owned subsidiary of CapCo. Under the terms of the agreement, FSB may require us to produce certain records and they are responsible for paying the costs of any

(Dollars in thousands)

subcontractor hired by us to perform such duties. There were no such costs incurred in 2023. In addition, we have contracted for certain services with FSB for information technology ("IT") support. Those contracted services are based on agreed upon rates. Accordingly, we pay for these services, and amounts owed are included in *Payable to affiliates, net* and settled monthly. The corresponding expenses are recognized in *Professional services* in the Statement of Operations.

ICORP

Referral fee reimbursement

The revenue associated with the mutual fund referral services to Victory is contractually limited to the incurred costs to provide such services. These costs incurred are reimbursed by ICORP, which in turn, receives consideration from Victory. We recognized revenue of $3,084 in *Brokerage referral fees* in the Statement of Operations for the year ended December 31, 2023. This agreement expired during 2023.

Affiliate expense activity described above for the year ended December 31, 2023 is as follows:

	Expense
USAA	
General corporate expense allocation	$ 13,469
Life Co	
Referral business services	1,286
FSB	
IT support services	22
Total All Affiliates	$ 14,777

Receivables and payables due from and to affiliates are presented on the Statement of Financial Condition on a net basis. At December 31, 2023, we had gross receivables from affiliates of $221 and payables to affiliates of $1,218 respectively.

B. Employee benefit plans

Defined benefit pension plan

Employees who were hired before June 1, 2007 or are employed on or after January 1, 2021 are covered under a defined benefit pension plan administered by USAA, which is accounted for on a group basis. Benefits accrued prior to September 1, 2007 are determined based on years of service and the employee's final average pay as defined in the plan.

Beginning January 1, 2021, all employees are eligible for a cash balance pension benefit under the same plan. Employees are fully vested in the cash balance pension benefit after completing three years of vesting service. Employees hired after January 1, 2021, become eligible January 1 or July 1 after one year of service and reaching the age of 21.

The total net pension benefit allocated to us, based on salary expense, was $9 in 2023.

Postretirement benefits plan

Substantially all employees hired prior to January 1, 2016, are eligible for certain medical and life insurance benefits provided for retired employees under a plan administered by USAA if they meet minimum age and service requirements and retire while working for us. The postretirement benefits cost allocated to us based on our number of employees was $5 in 2023.

(Dollars in thousands)

Defined contribution plans

Substantially all of our employees are eligible to participate in USAA's defined contribution plans. New participants are automatically enrolled with a contribution rate of 4%, which automatically increases to 6% upon their one-year anniversary, but can subsequently opt out or adjust the contribution rate. We match participant contributions two dollars for one dollar, up to a maximum of 8% of a participant's compensation. USAA will provide an employer match true-up feature, where USAA will calculate the match each eligible employee received and compare it to the match each eligible employee should have received based on total contributions for the year. If an adjustment is needed, eligible employees will receive a separate contribution in the following year, as soon as administratively possible. We contributed $74 to the USAA defined contribution plans during 2023.

(5) Income taxes

The reported income tax benefit for 2023 differs from the expected tax using the statutory rate of 21% as follows:

Income before income taxes	$	5,414
Income tax expense at the statutory rate	$	1,137
Change in tax resulting from:		
Other permanent differences		1
State income taxes, net of federal income taxes		(20)
Non-deductible penalties		5
Tax gain/loss on sale of stock/assets		22
Valuation allowance		(1,170)
Income tax benefit	$	(25)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2023, are presented below. Deferred tax assets and liabilities are valued at 21%, the rate at which they are expected to reverse in the future.

Deferred tax assets:		
Accrued bonus	$	122
Accrued expenses		12
State income taxes, net of federal income taxes		1,705
Unearned revenue		4,998
Loss carryforward		12,360
Other		1
Total gross deferred tax assets		19,198
Less: Valuation allowance		(19,198)
Total net deferred tax assets		—
Deferred tax liabilities:		
Total gross deferred tax liabilities		(10)
Deferred income tax liabilities, net	$	(10)

As of December 31, 2023, we had approximately $19,198 in gross deferred tax assets. These deferred tax assets include approximately $58,856 of federal net operating loss carryforwards and $16,433 of state net operating loss carryforwards. The federal net operating loss carryforwards do not expire and can be carried forward indefinitely. The state net operating losses begin to expire in 2031. It is management's position that it is more likely than not that ISCO's ordinary deferred tax assets will not be realized. ISCO does not have

USAA INVESTMENT SERVICES COMPANY

Notes to Financial Statements

(Dollars in thousands)

enough future taxable income and reversals of ordinary deferred tax liabilities to fully utilize its deferred tax assets. We have recorded a valuation allowance of $17,493 on the federal deferred tax assets and a valuation allowance of $1,705 on the state deferred tax assets on ISCO's standalone financials.

The components of income tax expense for 2023 are as shown below:

Federal and state income tax expense (benefit):	Federal	State	Total
Current income tax benefit	$ —	$ (25)	$ (25)
Deferred income tax expense	—	—	—
Total income tax benefit	$ —	$ (25)	$ (25)

Aggregate cash received for income taxes was $263 during the year ended December 31, 2023.

Our Statement of Financial Condition includes the following income tax receivable and payable amounts:

Income tax receivable (payable):	Federal	State	Total
Current income tax receivable	$ 976	$ 477	$ 1,453
Deferred income tax payable, net	(10)	—	(10)
Total income tax receivable, net	$ 966	$ 477	$ 1,443

We have reassessed our uncertain tax positions and, as of December 31, 2023, the balance of unrecognized tax benefits remains zero. Changes in the unrecognized tax benefits occur on a regular basis due to tax return examinations and settlements that are concluded, statutes of limitations that expire, and court decisions that are issued that interpret tax law. There are no positions involving taxability in certain tax jurisdictions and timing of certain tax deductions for which it is reasonably possible that the total amount of unrecognized tax benefits for uncertain tax positions will significantly change within twelve months. At December 31, 2023, no range exists for potential changes in the liability for uncertain tax positions due to resolution with tax authorities, as the balance of unrecognized tax benefits remains zero.

For 2023, the total amount of interest benefit attributable to uncertain tax positions recognized in the Statement of Operations is zero, and the total amount of interest payable recognized in the Statement of Financial Condition is zero. There is no amount of penalties attributable to uncertain tax positions recognized in the Statement of Operations, nor are there any penalties payable recognized in the Statement of Financial Condition.

The 2020 through 2023 tax years remain subject to federal examination and the 2015, 2016 and 2018 through 2023 tax years remain subject to state examination.

(6) Regulatory matters and net capital

ISCO is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by the rule, which requires that we maintain minimum net capital, as defined, of $250. As of December 31, 2023, our net capital was $32,793, which was $32,543 in excess of our minimum net capital requirement of $250.

ISCO does not claim a 15c3-3 exemption pursuant to footnote 74 to SEC Release 34-70073.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies. Notification was made as required in 2023.

(7) Commitments and contingencies

Litigation, regulatory and other matters

In the ordinary course of business, we are routinely involved in judicial, regulatory, and governmental inquiries and other proceedings or investigations. These matters arise during our business activities and include matters that have been self-identified. We establish accruals for such matters when potential losses associated with the matters become probable and estimable. As of December 31, 2023, there are no such matters which require accrual. Although we do not anticipate additional significant adverse effects on our financial position, results of operations or cash flows, we generally cannot predict the outcome of the pending matters, the timing of the ultimate resolution of these matters, or any eventual loss, fines or penalties related to each pending matter. We have not accrued for potential losses which are either probable but not yet estimable or which are only reasonably possible but estimable.

(8) Subsequent events

The date to which events occurring after December 31, 2023, have been evaluated for possible adjustments to the financial statements or disclosures is April 15, 2024, date through which the financial statements were issued.

Supplementary Information

USAA INVESTMENT SERVICES COMPANY

**Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission**

As of December 31, 2023
(Dollars in thousands)

Net capital

Total stockholder's equity qualified for net capital	$	35,913
Deductions/charges:		
Nonallowable assets:		
Current income tax receivable		1,453
Receivable from affiliates, net		102
Other assets		1,524
		3,079
Other deductions/charges		41
Total deductions/charges		3,120
Net capital		32,793

Computation of alternative net capital requirement:

Minimum net capital is calculated as the greater of $250 or 2 percent of aggregate debit items. The Company has no aggregate debit items, thus the minimum net capital required is $250.		250
Excess net capital	$	32,543
Net capital in excess of:		
120% of minimum net capital requirement	$	32,493

There are no differences between the preceding computation and our part IIA of Form X-17A-5 as of December 31, 2023 filed on January 25, 2024.

USAA INVESTMENT SERVICES COMPANY

**Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission**

As of December 31, 2023

As of December 31, 2023, we did not claim a 15c3-3 exemption pursuant to footnote 74 to SEC Release 34-70073, because we limit our business activities exclusively to providing limited financial planning for which no fee is charged to any customer and referring securities transactions to other broker-dealers. We (1) do not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry Proprietary Securities Account of Brokers (PAB) accounts (as defined in Rule 15c3-3).

Exemption Report of USAA Investment Services Company and Report of Independent Registered Public Accounting Firm



Ernst & Young LLP
Suite 1901
111 West Houston Street
San Antonio, TX 78205

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Fax: +1 210 242 7252
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Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of USAA Investment Services Company

We have reviewed management's statements, included in the accompanying USAA Investment Services Company's Exemption Report, in which USAA Investment Services Company (the Company) stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because, the Company limits its business activities exclusively to providing limited financial planning for which no fee is charged to any customer and referring securities transactions to other broker-dealers and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year ended December 31, 2023 without exception.

Management is responsible for compliance with 17 C.F.R. § 240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

April 15, 2024



9800 Fredericksburg Road
San Antonio, Texas 78288

USAA®

USAA Investment Services Company's Exemption Report

April 15, 2024

USAA Investment Services Company (ISCO) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of our knowledge and belief, ISCO states the following:

1. ISCO does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2. ISCO is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because we limit our business activities exclusively to providing limited financial planning for which no fee is charged to any customer and referring securities transactions to other broker-dealers, and we (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period from January 1, 2023 to December 31, 2023 without exception.

I, William S. White, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

William S. White
President, USAA Investment Services Company

Exception List Summary - Checks				
Reason for Delay	Check Count	Date Received	Date Returned/ Deposited	Business Days Delayed
None				